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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Nelsen           Robert                         (Month/Day/Year)       ImproveNet, Inc.         (IMPV)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)         3/15/00           5. Relationship of Reporting Person   6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
8725 Higgins Road, Suite 290                        Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                               X  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
Chicago             IL                60631                                                                    ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)
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Common Stock(1)                                       813,492                       I                  2
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Common Stock(1)                                       612,558                       I                  2
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Common Stock(1)                                       215,192                       I                  2
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Common Stock(1)                                        74,074                       I                  2
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

(1) The Preferred Stock of the Company shall be automatically converted into Common Stock in connection with the
    Initial Public Offering.

* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).               SEC 1473 (7-96)


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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                               Amount                 (D) or
                                    Date     Expir-                            or                     Indirect
                                    Exer-    ation           Title             Number                 (I)
                                    cisable  Date                              of
                                                                               Shares                 (Instr. 5)
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Warrant (right to buy)             Immed.    3/17/03   Common Stock Warrant(1) 19,768     $2.52       I              2
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Explanation of Responses:

(2) Represents shares held by ARCH Venture Fund III, L.P. Mr. Nelsen is a general partner of ARCH Venture Fund III, L.P. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.


                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-96)
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